SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Public company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

180th Extraordinary General Meeting

The company hereby calls the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”) to meet at the Extraordinary General Meeting, in an exclusively digital form, under the terms of article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of CVM Instruction 481, of December 17, 2009 (“IN CVM 481”), to be held on January 28, 2021, at 2:00 pm, through the digital platform WEBEX (“Digital Platform”), to deliberate on the integral reform of the Company's bylaws, by amending, including, renumbering or excluding the following Chapters, articles, items and paragraphs:

CHAPTER I

Article 1 - Adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 2 - Exclusion of the full text of the existing Article 2. Provisions already established in the Articles of Incorporation.

Article 2 - Renumbering of the Sole Paragraph from the existing Article 2 into Article 2. Adjustment to the wording, inserting advisory committees, as adopted by the company.

Article 3 - Insertion of “branches”. Possibility of opening offices and “branches” in Brazil or abroad.

Article 3, Paragraph 1 - Insertion of “trading”. Exclusion of “or controlled companies.” “Trading” already features in the corporate object, its Insertion is aimed at avoiding restriction as of associations under Article 4. Subsidiaries and controlled companies shall have the same meaning, pursuant to Law No. 13,303/16.

Article 3, Paragraph 2 - Exclusion of “or controlled companies”.

Article 3, Paragraph 3 - Exclusion of “controlled companies”. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 3, Paragraph 4 - Exclusion of the full text of the existing Paragraph 4. This provision shall be found in Article 3, Paragraph 2 of Decree No. 4,559/2002.

Article 3, Paragraph 4 - Renumbering of Paragraph 5 into Paragraph 4.

Article 3, Paragraph 5 - Renumbering of Paragraph 6 into Paragraph 5. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies.

Article 3, Paragraph 6 - Insertion of a new Paragraph, in accordance with Eletrobras’ guidelines.

Article 3, Paragraph 7 - Insertion of a new Paragraph, in accordance with Eletrobras’ guidelines.

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Article 4, Item III - Exclusion of the full text of Item III, in accordance with Eletrobras’ guidelines. This provision shall be found in Article 4, Item III of Decree No. 4,559/2002.

Article 4, Item IV – Exclusion of the full text of Item IV. This provision shall be found in Article 4, Item IV of Decree No. 4,559/2002.

Article 4 - Renumbering of Item V into Item III.

Article 4 - Exclusion of the full text of Item VI. This provision shall be found in Article 4, Item VI of Decree No. 4,559/2002.

Article 4 - Exclusion of the full text of Item VII. This provision shall be found in Article 4, Item VII of Decree No. 4,559/2002.

Article 4 - Exclusion of the full text of Item VIII, in accordance with Eletrobras’ guidelines.

Article 4 - Renumbering of Item IX into Item IV.

CHAPTER II - Adjustment to the title of the chapter, in accordance with the SEST Template and to its new Assignment.

Article 5 - Replacement of the existing text by the full text of the SEST Model, adapted to Eletrobras.

Article 5, Paragraph 1 - Insertion of the full text of the SEST Model, adapted to Eletrobras in Paragraph 1 and Items I and II.

Article 5, Paragraph 2 - Insertion of the full text of the SEST Model, adapted to Eletrobras in Paragraph 2 and Items I and II.

Article 5, Paragraph 3 - Insertion of the full text of the SEST Model, adapted to Eletrobras.

Article 5, Item I - Exclusion of the full text of Item I. The provision from the caption of Article 5 shall encompass these specific activities related to the public interest.

Article 5, Item II - Reallocation of the adjusted provisions in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items).

Article 5, Items III and IV - Exclusion of the full text of Items III and IV. The provisions from the caption of Article 5 shall encompass these specific activities related to the public interest.

Article 5, Items V, VI, VII and VIII - Exclusion of the full text of Items V, VI, VII and VIII. Reallocation of the adjusted provisions in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items).

Article 6 - Insertion of a new Article 6. Provision included as a result of the exclusion of Items of the previous Article.

Article 7 - Renumbering of Article 6 into Article 7 and adjustment to the wording. The name of Code of Ethical Conduct and Compliance was updated. The full name of the FCPA was included to the caption of Article 7. Its abbreviation was included to the Sole Paragraph, Item IV.

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Article 7 - Insertion of a Sole Paragraph, in accordance with Eletrobras’ guidelines.

Article 7, Item I - Insertion of a new Item. Reallocation of the existing Article 5, Item II, with adjustment to the wording.

Article 7, Item II - Insertion of a new Item. Reallocation of the existing Article 5, Item VI, with simplification of the wording.

Article 7, Item III - Insertion of a new Item. Reallocation of the existing Article 5, Item VII, with improvement of the wording.

Article 7, Item IV - Insertion of a new Item. Reallocation of the existing Article 5, Item VIII, with updating of the wording.

Article 7, Item VI - Insertion of a new Item. Reinforcement of the Company’s message on the trend of adoption of compliance methods, especially on the best environmental, social, and corporate governance practices.

CHAPTER III

Article 8 - Renumbering of Article 6 into Article 8.

Article 9 - Renumbering of Article 8 into Article 9.

Article 10 - Renumbering of Article 9 into Article 10.

Article 11 - Renumbering of Article 10 into Article 11.

Article 12 - Renumbering of Article 11 into Article 12.

Article 12 - Exclusion of the full text of the existing Article 12. Loss of rationale after the suppression of bearer shares.

Article 12, Paragraph 1 - Exclusion of the full text of the existing Paragraph 1. The interests of reverse split are made by the company and brought to the interest of the Shareholders' Meeting.

Article 12, Paragraph 2 - Exclusion of the full text of the existing Paragraph 2. Provision in the applicable law.

CHAPTER IV

Article 16, Item III - Adjustment to the wording. Possibility of appointing an external member of the People Committee, in accordance with the SEST Model.

Article 16, Sole Paragraph - Insertion of a Sole Paragraph, in accordance with Item 3.2 of the SEST Model.

Article 17 - Adjustment to the wording, pursuant to Law No. 14,030/20 and to CVM Instruction No. 481, as amended by CVM Instruction No. 622, dated April 17, 2020.

Article 17, Items I, III and V - Adjustment to the wording of Items I, III and V. Inclusion of “subsidiaries”, Exclusion of “controlled companies”.

Article 17, Items VII and VIII - Adjustment to the wording of Items VII and VIII, in accordance with Eletrobras’ guidelines.

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Article 17, Item XI - Correction of punctuation by changing “;” to “and”.

Article 17, Item X - Exclusion of the full text of Item X. Assignment provided for in Article 122, Item I of Law No. 6,404/76.

Article 17, Item XI - Exclusion of the full text of Item XI. Assignment provided for in Article 159 of Law No. 6,404/76.

Article 17, Item XII - Exclusion of the full text of Item XII. Assignment provided for in Article 122, Item VIII of Law No. 6,404/76.

Article 17, Item XIII - Exclusion of the full text of Item XIII. Assignment provided for in Article 122, Item VI of Law No. 6,404/76.

Article 17, Item X - Insertion of a new Item, pursuant to the instructions established in CVM Opinion No. 38. Eletrobras’ indemnity agreement is in line with the D&O agreement.

Article 17, Paragraph 1 - Exclusion of the full text of Paragraph 1, in accordance with Eletrobras’ guidelines. The term established in this Paragraph 1 is of legal nature (Article 124, Paragraph 1, Item II of Law No. 6,404/76). As a result of Eletrobras having its shares listed on the NYSE, a minimum term of 30 days between the first notice of meeting and the date of the Meeting shall be applied.

Article 17, Paragraph 1 - Renumbering of Paragraph 2 into Paragraph 1.

Article 17, Paragraph 2 - Renumbering of Paragraph 3 into Paragraph 2.

Article 17, Paragraph 3 - Renumbering of Paragraph 4 into Paragraph 3.

Article 17, Paragraph 4 - Renumbering of Paragraph 5 into Paragraph 4. Adjustment to the wording.

Article 17, Paragraph 5 - Renumbering of Paragraph 6 into Paragraph 5.

Article 17, Paragraph 7 - Exclusion of the full text of Paragraph 7. Assignment provided for in Article 142, Item IV and in Article 164, Item V of Law No. 6,404/76.

Article 17, Paragraph 6 - Renumbering of Paragraph 8 into Paragraph 6. Adjustment to the wording. The officer shall chair the meeting, in keeping with good governance practices.

Article 19, Paragraph 1 - Adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 19, Paragraph 2 - Adjustment to the wording, pursuant to CVM Instruction No. 481, as amended by CVM Instruction No. 622, dated April 17, 2020, given the possibility of a digital meeting.

Article 19, Paragraph 3 - Adjustment to the wording to correct the full name of BDR.

CHAPTER V

Article 22 - Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies.

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Article 22, Paragraph 1 - Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies.

Article 23 - Adjustment to the wording, in accordance with Item 3.9 from the SEST Articles of Incorporation Model.

Article 23, Paragraphs 1 and 2 - Insertion of the new Paragraphs 1 and 2, in accordance with Item 3.9 from the SEST Articles of Incorporation Model.

Article 24 - Adjustment to the wording of the instrument of investiture.

Article 24, Paragraph 1 - Exclusion of the full text of Paragraph 1, in accordance with Eletrobras’ guidelines.

Article 24, Paragraph 1 - Renumbering of Paragraph 2 into Paragraph 1.

Article 24, Paragraph 2 - Renumbering of Paragraph 3 into Paragraph 2. Adjustment to the wording to adapt to the situation of the external member of the committee who has a particular compensation.

Article 24, Paragraph 3 - Renumbering of Paragraph 4 into Paragraph 3.

Article 25 - Adjustment to the wording, pursuant to the TCU Normative Instruction No. 87/2020.

Article 25, Sole Paragraph - Insertion of a new Sole Paragraph, in accordance with Item 3.4 from the SEST Articles of Incorporation Model, as to only officers to submit annual statements of assets to the CEP.

Article 26, Paragraphs 1, 2 and 3 - Adjustment to reference, reference is renumbered from Article 42 to Article 43.

Article 27 - Improvement to the wording. Avoidance to mentioning specific training topics, which shall become out of date in the event of a change to the law.

Article 28 - Improvement to the wording. Cases of deliberation by qualified quorum.

Article 28, Paragraph 1 - Adjustment to the wording. Clarification that remote and digital participation in meetings also stands as presence.

Article 28, Paragraph 2 - Adjustment to the wording. Avoidance to possible weaknesses in SOX.

Article 28, Paragraphs 3 and 4 - Insertion of new Paragraphs, in accordance with Eletrobras’ guidelines.

Article 28, Paragraph 5 - Renumbering of Paragraph 3 into Paragraph 5.

Article 28, Paragraph 6 - Renumbering of Paragraph 4 into Paragraph 6.

Article 28, Paragraphs 7 and 8 - Insertion of new Paragraphs, in accordance with Eletrobras’ guidelines.

Article 29, Paragraph 2 - Partition of the content of the existing Paragraph 2 into the Items I, II and III. The wording aims at adapting the Articles of Incorporation to encompass all beneficiaries included in the D&O insurance policy contracted by Eletrobras.

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Article 29, Paragraph 6 - Insertion of a new Paragraph. The purpose is to allow the execution of an Indemnity Agreement between the company and all beneficiaries included in the D&O Insurance policy.

Article 29, Paragraph 7 - Insertion of a new Paragraph, in accordance with Item 3.10 from the SEST Articles of Incorporation Model.

Article 29, Paragraph 8 - Insertion of a new Paragraph, in accordance with Paragraph 7 to ensure greater legal certainty.

Article 31 - Improvement to the wording of Article 31, following the recommendation of the Committees.

Article 31, Paragraphs 1, 2 and 3 - Insertion of new Paragraphs, in accordance with Eletrobras’ guidelines.

Article 31, Sole Paragraph - Exclusion of the full text of the Sole Paragraph. Redundant provision under the Articles of Incorporation, reflecting Article 20 of Law No. 13,303/16.

CHAPTER VI

Article 32 - Adjustment to the wording to clarify that the Chairperson of the Board of Directors and his substitute shall be appointed by the Shareholders’ Meeting. Standard Articles of Introduction of the SEST adapted.

Article 32, Item IV - Adjustment to the wording. Eletrobras has only one controlling shareholder.

Article 32, Paragraph 2 - Exclusion of the full text of Paragraph 2, rule provided for in Article 2, Paragraph 3, of Law 12.353, dated December 28, 2010.

Article 32, Paragraph 3 - Exclusion of the full text of Paragraph 3, rule provided for in Article 8, Paragraph 1, of Ordinance No. 026, dated March 11, 2011.

Article 32, Paragraph 2 - Renumbering of Paragraph 4 into Paragraph 2.

Article 32, Paragraph 3 - Insertion of a new Paragraph with the wording from the SEST Articles of Incorporation Model.

Article 32, Paragraph 4 - Renumbering of Paragraph 5 into Paragraph 4 and adjustment to reference to a Paragraph.

Article 32, Paragraph 5 - Insertion of a new Paragraph 5, in accordance with Item 3.4 from the SEST Articles of Incorporation Model.

Article 33 - New wording for Article 33, in accordance with Eletrobras’ guidelines.

Article 33, Paragraph 1 - Change of provision. Renumbering of existing Article 33 into Paragraph 1.

Article 33, Paragraph 2 - Renumbering of Paragraph 1 into Paragraph 2. Adjustment to the wording, in accordance with Eletrobras’ guidelines.

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Article 33, Paragraph 3 - Renumbering of Paragraph 2 into Paragraph 3.

Article 34 - Improvement to the wording, following suggestion from the SEST Articles of Incorporation Model.

Article 34, Sole Paragraph - Adjustment to the wording, insertion of “meal”, in accordance with Item 3.6 from the SEST Articles of Incorporation Model, as to the policy of payment of travel expenditures to officers.

Article 36, Items I, II, III and IV - Change to the wording of Item I and insertion of new Items: II, III, and IV. Improvement to wording by separating the Items.

Article 36, Item V - Renumbering of Item II into Item V, with adjustment to the wording. Simplification of the wording. The existing wording is in Article 3, Paragraph 1 of the Articles of Incorporation.

Article 36, Item VI - Renumbering of Item III into Item VI, exclusion of “controlled companies”.

Article 36, Item VII - Renumbering of Item IV into Item VII.

Article 36, Item VIII - Renumbering of Item V into Item VIII, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item IX - Renumbering of Item VI into Item IX, with adjustment to the wording. Exclusion of “controlled companies,” inclusion of “subsidiaries.” Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item X - Renumbering of Item VII into Item X, with adjustment to the wording. Exclusion of “controlled companies,” inclusion of “subsidiaries.” Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item XI – Renumbering of Item VIII into Item XI, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item XII - Renumbering of Item X into Item XII. Making it clear that the Board of Directors shall approve changes to the organization manual that are related to the distribution of duties among the members of the Board.

Article 36, Item XIII - Renumbering item XI to XIII, according to Eletrobras guidelines.

Article 36, Item XIV - Renumbering of Item XII into Item XIV.

Article 36, Item XV - Renumbering of Item XIII into Item XV, with adjustment to the wording, following suggestion from the SEST Articles of Incorporation Model.

Article 36, Item XVI - Renumbering of Item XIV into Item XVI, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies. Adjustment so as to prevent further restriction to movable assets.

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Article 36, Item XVII - Renumbering of Item XV into Item XVII, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies, in accordance with the title of the new Corporate Compliance Program.

Article 36, Item XVIII - Renumbering of Item XVI into Item XVIII, with adjustment to the wording, following suggestion from the SEST Articles of Incorporation Model.

Article 36, Item XIX - Renumbering of Item XVII into Item XIX.

Article 36, Item XX - Renumbering of Item XVIII into Item XX. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XXI - Renumbering of Item XIX into Item XXI.

Article 36, Item XXII - Renumbering of Item XX into Item XXII, with adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 36, Item XXIII - Insertion of a new Item, with wording based on the SEST Articles of Incorporation Model.

Article 36, Item XXIV - Renumbering of Item XXI into Item XXIV, with adjustment to the wording. Exclusion so as to allow Eletrobras’ Executive Board's choice and dismissal of a financial institution to keep Eletrobras shares in deposit accounts.

Article 36, Item XXV - Renumbering of Item XXII into Item XXV, with adjustment to the wording. Update to meet the restructuring approved by the Board through Deliberation No. 041/2019, expected to be approved by the April/2020 Shareholders' Meeting.

Article 36, Item XXVI - Renumbering of Item XXIII into Item XXVI, with new wording. Update to meet the restructuring approved by the Board through Deliberation No. 041/2019. Recommendation for the wording to be generic.

Article 36, Item XXVII - Renumbering of Item XXIV into Item XXVII.

Article 36, Item XXVIII - Exclusion of the existing text from Item XXV. Renumbering of Item XXV into Item XXVIII, with new wording. Assignment already provided for in CGPAR resolution. New wording to reflect Sub-item of Item 4.6 from the SEST Articles of Incorporation Model.

Article 36, Item XXIX - Renumbering of Item XXVI into Item XXIX.

Article 36, Item XXX - Renumbering of Item XXVII into Item XXX, with new wording. Need to simplify the provision to avoid redundancy with Article 3, Paragraphs 6 and 7.

Article 36, Item XXXI - Renumbering of Item XXVIII into Item XXXI, with adjustment to the wording. Reference to Articles of Incorporation have been included.

Article 36, Item XXXII - Renumbering of Item XXIX into Item XXXII.

Article 36, Item XXXIII - Renumbering of Item XXX into Item XXXIII, with adjustment to the wording based on the SEST Articles of Incorporation Model.

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Article 36, Item XXXIV - Renumbering of Item XXXI into Item XXXIV, with adjustment to the wording and reference to Article. Wording based on the SEST Articles of Incorporation Model.

Article 36, Item XXXV - Renumbering of Item XXXII into Item XXXV. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XXXVI - Renumbering of Item XXXIII into Item XXXVI.

Article 36, Item XXXVII - Renumbering of Item XXXIV into Item XXXVII. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XXXVIII - Renumbering of Item XXXV into Item XXXVIII. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XXXIX - Renumbering of Item XXXVI into Item XXXIX. Exclusion of “controlled companies,” inclusion of “subsidiaries.” Adjustment to reference to Item.

Article 36, Item XL - Renumbering of Item XXXVII into Item XL, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item XLI - Renumbering of Item XXXVIII into Item XLI.

Article 36, Item XLII - Renumbering of Item XXXIX into Item XLII.

Article 36, Item XLIII - Renumbering of Item XL into Item XLIII, with adjustment to the wording. Provision to creation of commissions, as provided for in the list of assignments of the Board, with wording based on the SEST Articles of Incorporation Model.

Article 36, Item XLIV - Renumbering of Item XLI into Item XLIV, with adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies. Exclusion of “controlled companies.”

Article 36, Item XLV - Renumbering of Item XLII into Item XLV.

Article 36, Item XLVI - Renumbering of Item XLIII into Item XLVI.

Article 36, Item XLVII - Renumbering of Item XLIV into Item XLVII, with adjustment to the wording, in accordance with the SEST Articles of Incorporation Model.

Article 36, Item XLVIII - Renumbering of Item XLV into Item XLVIII. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XLIX - Renumbering of Item XLVI into Item XLIX, with adjustment to the wording, in accordance with the SEST Articles of Incorporation Model. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item L - Renumbering of Item XLVII into Item L, with adjustment to the wording, in accordance with the SEST Articles of Incorporation Model.

Article 36, Item LI - Renumbering of Item XLVIII into Item LI, with adjustment to the wording, in accordance with Eletrobras’ guidelines.

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Article 36, Item LII - Renumbering of Item XLIX into Item LII, with adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 36, Item LIII - Renumbering of Item L into Item LIII.

Article 36, Item LIV - Exclusion of the existing text. Renumbering of Item LI into Item LIV, with new wording. Plurality of assignments already provided for in the CGPAR resolution. The assignment of approving new health care and supplementary pension plans was included, in accordance with Sub-item 42 of Item 4.6 from the SEST Articles of Incorporation Model.

Article 36, Item LV - Renumbering of Item LII into Item LV, with new wording, in accordance with the SEST Articles of Incorporation Model.

Article 36, Item LVI - Exclusion of the existing text from Item LIII. Renumbering of Item LIII into Item LVI, with new wording, in accordance with the SEST Articles of Incorporation Model.

Article 36, Item LVII - Renumbering of Item LIV into Item LVII, with adjustment to the wording.

Article 36, Items LVIII, LIX, LX, LXI, LXII - Insertion of a new Items LVIII, LIX, LX, LXI and LXII. Wording in accordance with the SEST Articles of Incorporation Model.

Article 36, Item LXIII - Renumbering of Item IX into Item LXIII, due to reallocation.

Art. 36, Item LXIV - Renumbering of Item LV into Item LXIV.

Art. 36, Paragraph 1 - Renumbering of the reference to Items XXXIV and XXXV of this article.

Article 36, Paragraph 2 - Renumbering of the reference to Item XLVII of this Article.

Article 36, Paragraph 4 - Insertion of a new Paragraph. Introduction of Item 4.7 from the SEST Articles of Incorporation Model.

Article 36, Items I, II, III, IV and V - Insertion of a new Items I, II, III, IV and V. Introduction of Item 4.7 from the SEST Articles of Incorporation Model.

Article 37 - Renumbering of the reference to Article 47 into Article 48.

Article 38 - Adjustment to the wording. Rendering clear the maximum term of the substitute of the Chairperson of the Board until the next Shareholders’ Meeting, in accordance with the SEST Articles of Incorporation Model.

Article 39, Paragraph 1 - Insertion of a new Paragraph 1. Wording in accordance with the SEST Articles of Incorporation Model.

Article 39, Paragraph 2 - Renumbering of the Sole Paragraph into Paragraph 2.

Article 39, Paragraphs 3 and 4 - Insertion of new Paragraphs. Wording in accordance with the SEST Articles of Incorporation Model.

Article 40 - Adjustment to the wording. Update to the name of the committee. CEGS to be also established under the Articles and to figure the possibility of a paid external member.

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Article 40, Paragraph 2 - New wording for Paragraph 2. Improvement to the wording to make it clear that the CAE’s IR shall also provide for additional assignments, in addition to those established by the law. It is up to the Holding’s Board of Directors to define whether the Committee shall act in a unified manner or not.

Article 40, Paragraph 3 - Adjustment to the wording. Insertion to allow external members, in accordance with Decree No. 8945/16 and, and to establish a non-coincidence of the terms of office.

Article 40, Paragraph 5 - Correction of punctuation “,”.

Article 40, Paragraphs 6, 7, 8, 9 and 10 - Insertion of new Paragraphs. Wording in accordance with the SEST Articles of Incorporation Model adapted to Eletrobras.

Article 40, Paragraph 11 - Insertion of a new Paragraph, in accordance with Eletrobras' guidelines.

Article 40, Paragraph 12 - Renumbering of Paragraph with new wording. Insertion of basic assignments of the committee.

Article 40, Paragraph 13, Items I, II, III - Insertion of a new Article and Items. Wording in accordance with the SEST Articles of Incorporation Model adapted to Eletrobras.

Article 40, Paragraphs 14 and 15 - Insertion of new Paragraphs. Wording in accordance with the SEST Articles of Incorporation Model.

Article 40, Paragraph 16 - Reallocation of the existing Paragraph 6 with improvement to the wording.

Article 40, Paragraph 17 - Insertion of a new Paragraph, in accordance with Chapter 8 from the SEST Articles of Incorporation Model.

Article 40, Paragraphs 18 and 19 - Insertion of new Paragraphs. Wording in accordance with the SEST Articles of Incorporation Model.

Article 40, Paragraph 20 - Insertion of a new Paragraph. Insertion of basic assignments of CEGS under the Articles of Incorporation.

Article 40, Paragraph 21 - Insertion of a new Paragraph. Insertion of the basic structure of CEGS under the Articles of Incorporation.

Article 41 - Renumbering of the reference to Item XL into Item XLII of Article 36.

Article 42 - Insertion of a new Article and Items I, II, and III. Wording in accordance with the SEST Articles of Incorporation Model.

CHAPTER VII

Article 43 - Renumbering of Article 42 into Article 43.

Article 43, Paragraph 1 - Renumbering of Sole Paragraph into Paragraph 1, so as to include an additional Paragraph.

Article 43, Paragraph 2 - Insertion of a new Paragraph, in accordance with Eletrobras' guidelines and SEST.

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Article 43, Paragraph 3 - Insertion of a new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model.

Article 44 - Renumbering of Article 43 into Article 44.

Article 44, Paragraph 1 - Exclusion of “controlled companies”

Article 44, Paragraph 3 - Insertion of a new Paragraph. Wording in accordance with SEST's guidance.

Article 45 - Renumbering of Article 44 into Article 45.

Article 45, Paragraph 1 - Adjustment to the wording, in accordance with SEST's guidance and reference to the Item.

Article 45, Paragraph 2 - Adjustment to the wording, in accordance with Item 5.4 from the SEST Articles of Incorporation Model.

Article 45, Paragraph 4 - Insertion of a new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model.

Article 46 - Renumbering of Article 45 into Article 46. Adjustment to the wording, in accordance with the SEST Articles of Incorporation Model.

Article 47 - Renumbering of Article 46 into Article 47.

Article 48 - Renumbering of Article 47 into Article 48.

Article 48, Item I - Adjustment to the wording. Exclusion of matter under exclusive assignment of the Board of Directors. Adjustment in accordance with Item 5.6, Sub-item 9, from the SEST Articles of Incorporation Model.

Article 48, Item III - Adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 48, Item V - Adjustment to the wording, in accordance with Item 5.6, Sub-item 3, from the SEST Articles of Incorporation Model.

Article 48, Item VI - Adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 48, Item XV - Exclusion of “controlled companies”.

Article 48, Item XVI - Adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 48, Items XVII and XVIII - Exclusion of “controlled companies”, inclusion of “subsidiaries”.

Article 48, Item XIX - Adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 48, Item XX - Adjustment to the wording, excluding letter “e” at the end of the Item.

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Article 48, Item XXI - Adjustment to punctuation from “.” to “:”

Article 48, Item XXII - Insertion of a new Item. The appointment to positions in the Fiscal Councils, including the ones of the subsidiaries' SPEs and excluding the one of Eletrobras itself, are under the assignment of DEE, pursuant to the existing rules of appointment to positions in governance bodies of the Eletrobras companies.

Article 48, Item XXIII - Insertion of a new Item, in accordance with Item 5.6, Sub-items 1 and 2, SEST Articles of Incorporation Model.

Article 48, Item XXIV - Insertion of a new Item. Wording in accordance with Item 5.6, Sub-item 11, SEST Articles of Incorporation Model.

Article 48, Item XXV - Insertion of a new Item, in accordance with the SEST Articles of Incorporation Model.

Article 48, Item XXVI - Insertion of a new Item. Wording in accordance with Item 5.6, Sub-item 15, SEST Articles of Incorporation Model.

Article 48, Item XXVII - Insertion of a new Item. Explaining the Executive Board's assignment. The Board of Directors only authorizes the publication of the ITRs after their formal analysis.

Article 48, Item XXVIII - Insertion of a new Item, in accordance with the SEST Articles of Incorporation Model.

CHAPTER VIII Exclusion of “and Officers”

Article 49 - Renumbering of Article 48 into Article 49.

Article 49, Item I - Adjustment to the wording. PDNG to be only in the Holding and PNG in the Eletrobras companies.

Article 49, Item II - Adjustment to the wording. Chairperson's assignment concerning energy efficiency.

Article 49, Item III - Adjustment to the wording, exclusion of the word “shareholders”. In accordance with the existing internal structure, the responsibility of satisfying shareholders and investors lies with the Financial and Investor Relations Officer.

Article 49 - Exclusion of the full text of Item. The new rule assigns this to the Chairperson of the Board of Directors.

Article 49, Item IV - Renumbering of Item V into Item IV. Adjustment to the wording, in accordance with SEST's guidance adapted to Eletrobras.

Article 49, Item V - Renumbering of Item VI into Item V.

Article 49, Item VI - Renumbering of Item VII into Item VI. Adjustment to the wording, including internal regulations as a generic term.

Article 49, Item VII - Renumbering of Item VIII into Item VII. Adjustment to the wording.

Article 49, Item VIII - Renumbering of Item IX into Item VIII and adjustment to reference to Article 48, XII of these Articles of Incorporation.

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Article 49, Item IX - Renumbering of Item X into Item IX. Exclusion of “and” at the end of the text.

Article 49, Items X, XI and XII - Insertion of new Items, in accordance with the SEST’s guidelines adapted to Eletrobras.

Article 49, Item XIII - Renumbering of Item XI into Item XIII.

Article 50 - Renumbering of Article 49 into Article 50. Insertion of Items I, II, and III. Adjustment to the Officers' assignments with simplification of the wording.

Article 50 - Exclusion of the full text of Paragraphs 1, 2, 3, 4, 5 and 6 and its Items I, II, III and IV. Simplification of the wording of the Officers' assignments in Items I, II, and III of this Article.

CHAPTER IX

Article 51 - Renumbering of Article 50 into Article 51.

Article 52 - Renumbering of Article 51 into Article 52. Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies and assignment to Fiscal Council of the same restrictions to the Board of Directors.

Article 52, Paragraph 1 - Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies.

Article 52, Paragraph 2 - Adjustment to the wording.

Article 52, Paragraph 3 - Adjustment to the wording, pursuant to the TCU Normative Instruction No. 87/2020.

Article 52, Paragraph 9 - Adjustment to the reference to Paragraphs 1 and 2 of Article 31 of the Articles of Incorporation.

Article 53 - Renumbering of Article 52 into Article 53. Adjustment to the wording, in accordance with Sub-item 10, Item 5.6 from the SEST Articles of Incorporation Model, adapted to Eletrobras.

Article 53, Paragraph 2 - Adjustment to the wording. Inclusion of “meal”, in accordance with the SEST Articles of Incorporation Model and validation of the payment of daily rates.

Article 54 - Renumbering of Article 53 into Article 54.

Article 54, Item XII - Adjustment to the wording, excluding “and”.

Article 54, Item XIII - Adjustment to the wording, excluding “.” and including “; and”.

Article 54, Item XIV - Insertion of a new Item, in accordance with Eletrobras and SEST's guidelines.

Article 55 - Renumbering of Article 54 into Article 55.

Article 55, Sole Paragraph – Adjustment to the wording, in accordance with Eletrobras’ and SEST’s guidelines.

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CHAPTER X

Article 56 - Renumbering of Article 55 into Article 56.

Article 57 - Renumbering of Article 56 into Article 57.

Article 58 - Renumbering of Article 57 into Article 58.

Article 59 - Renumbering of Article 58 into Article 59.

Article 60 - Renumbering of Article 59 into Article 60.

CHAPTER XI

Article 61 - Renumbering of Article 60 into Article 61. Adjustment of wording to make the text generic.

Article 62 - Renumbering of Article 61 into Article 62. Exclusion of “controlled companies”.

Article 63 - Renumbering of Article 62 into Article 63.

Article 63, Item I - Adjustment to the wording.

Article 63, Item II - Adjustment to the reference to Item XXXIV of Article 36 of the Articles of Incorporation.

Article 63, Paragraph 2 - Insertion of a new Paragraph, in accordance with Eletrobras' guidelines.

Article 63, Paragraph 3 - Renumbering of Paragraph 2 into Paragraph 3.

Article 63, Paragraph 4 - Renumbering of Paragraph 3 into Paragraph 4.

Article 64 - Renumbering of Article 63 into Article 64.

Article 65 - Renumbering of Article 64 into Article 65. Adjustment to the wording, in accordance with the wording of Article 36. Approval of health care plans and supplemental pension plans to be under the responsibility of the Board of Directors.

CHAPTER XII - General

Article 66 - Renumbering of Article 65 into Article 66, in accordance with the wording of the legal provisions.

Article 66 - Exclusion of the full text of the existing Article 66 and its Paragraphs 1 and 2, in accordance with Eletrobras’ guidelines.

Article 67 - Adjustment to the wording, updating the text.

CHAPTER XIII - Exclusion of CHAPTER XIII Transitional Provisions. There are no more transitional provisions.

Article 69 - Exclusion of the full text of the existing Article 69. The Committee has already been established.

Article 69 - Insertion of a new provision to cover future unifications within the scope of the Executive Board, and not only of areas related to the Board of Directors.

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Article 69, Sole Paragraph - Insertion of a new provision to meet the demand from such bodies.

Pursuant to paragraph one of article 126 of the Law 6404 (“Brazilian Corporations Law”) and the decision of I. the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered under the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the General Meeting hereby called, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Ballot (“Voting Ballot”) made available by the Company on the Company's websites (www.eletrobras.com/ir) and the Brazilian Securities and Exchange Commission – CVM website (www.cvm.gov.br) and the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) website (www.b3.com.br).

The Shareholder or its legal representative, in order to ensure admission to the General Meeting, pursuant to article 5 of CVM Instruction 481, shall submit the following documents:

•      Official ID card with photo;

•      The latest corporate document (bylaws or articles of association), in the case of a legal entity;

•      Power of attorney granted by shareholder;

Considering the situation that has been reported about the COVID-19 (coronavirus) pandemic in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, the meeting will be held exclusively in digital manner, which is why the shareholder participation can only be:

(a) through Voting Ballot, with detailed instructions on the documentation required for remote voting are contained in the Ballot that can be accessed on the websites mentioned above; and

(b) through the Digital Platform, in person or by a proxy duly constituted under the terms of article 21-C, §§2 and 3 of IN CVM 481, in which case the shareholder may: (i) simply participate in the EGM, whether or not he has sent the Voting Ballot; or (ii) participate and vote in the EGM, noting that as for the shareholder who has already sent the Voting Ballot and that, if he wishes, votes in the Meeting by the Digital Platform, all voting instructions received through the Voting Ballot will be disregarded.

Shareholders wishing to participate in the EGM via the Digital Platform must access the Company's website, at http://www.eletrobras.com/AssembleiaVirtual and complete its registration, and after confirming the registration and receiving the registration password, attach all documents required to qualify for participation and/or vote in the EGM, at least 2 (two) days in advance of the date designated for the EGM, that is, until January 26, 2021. The following documents shareholders will be required to qualify and participate and/or vote in the EGM via the Digital Platform: (a) if a natural person, copy of the identification document, legally recognized as such, with a recent photo and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney, a copy of the power of attorney signed with less than 1 (one) year, together with the official identity document with photo of the attorney, and such attorney must be another shareholder or lawyer regularly registered with the Brazilian Lawyers Association; or (b) if a legal entity, (i) updated constitutive acts of the shareholder and the act that invests the representative (s) with sufficient powers for representation within the EGM, duly registered with the competent bodies, together with the official document photo ID of the representative(s); (ii) if necessary, a power of attorney duly granted under the terms of the law and/or the constituent acts of the shareholder, together with the official identity document with a photo of the attorney.

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After sending all supporting documents, the shareholder or attorney-in-fact, as the case may be, will receive an invitation with an individual password to access the Digital Platform. Pursuant to article 5, paragraph 3 of CVM Instruction 481, access to the Digital Platform will not be allowed to shareholders who do not present the necessary participation documents within the term provided herein and as detailed in the Management Proposal.

The Company clarifies that, exceptionally for this EGM, it will dispense the need to send the physical copies of the shareholder representation documents to its office, as well as the signature of the grantor in the power of attorney to represent the shareholder, notarization, consularization, the apostille and sworn translation of all documents representing the foreign shareholder, simply sending a simple copy of the original copies of such documents through the website mentioned above.

Detailed information on the rules and procedures for participation and/or remote voting in the EGM, including guidelines for sending the Remote Voting Bulletin, are contained in the Management Proposal available on the CVM (www.cvm.gov.br) and Company (www.eletrobras.com/ri). Guidelines on access to the Digital Platform and rules of conduct to be adopted at the EGM will be sent to each shareholder together with an invitation with an individual password to access the Digital Platform.

The Company's decision to hold the EGM exclusively digital, pursuant to article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of ICVM 481, was due to the extraordinary context that the country is going through and the rest of the world, due to the COVID-19 pandemic, where the transit of people is being limited by the competent authorities and which, including the opening of airspace and transit through airports, is one of the aspects of greatest instability. Thus, the realization of EGM exclusively digitally reduces the need for air travel and the health risk of all EGM participants, facilitating the participation of shareholders and others involved in the realization of EGM. Through this decision, the Company reiterates its commitment to the adoption of measures to combat the pandemic of COVID-19 and to the safety of its shareholders and employees and the communities in the regions where it operates.

The resolutions at the EGM shall be taken by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Company websites (www.eletrobras.com/ir), Brazillinan Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), to the entire documentation related to the business which shall be addressed at the Annual Shareholders’ Meeting and Extraordinary General Meeting, under the terms of the Brazilian Corporations Law CVM Instruction 481.

Brasilia, December 18, 2020.

Jose Guimarães

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.